

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2025

Heng Wang
Chief Executive Officer
TCTM Kids IT Education Inc.
19/F, Building A, Vanke Times Center
No.186 Beiyuan Road
Chaoyang District Beijing, 100102
People's Republic of China

> **Re: TCTM Kids IT Education Inc.**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed July 21, 2025**
> **File No. 333-284305**

Dear Heng Wang:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-3

Exhibits

1. Please list a statement of eligibility of trustee for the indenture as an Exhibit 25 to your registration statement. See Item 601(b)(25) of Regulation S-K. If you wish to designate the trustees on a delayed basis, as permitted by Section 305(b)(2) of the Trust Indenture Act, please indicate that you will separately file the Form T-1 under the electronic form type "305B2" in the notes to the index. For further guidance, please refer to Trust Indenture Act of 1939 Compliance and Disclosure Interpretations Question 206.01.

2. Please include Beijing DOCVIT Law Firm's consent as an exhibit to the registration statement. Refer to Item 601(b)(23)(i) of Regulation S-K.

    Please contact Eddie Kim at 202-551-8713 or Taylor Beech at 202-551-4515 with any
other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Yilin Xu